FORM PX14A6G

PIONEER NATURAL RESOURCES - PXD

Filed:  April 11, 2013

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Pioneer Natural Resources Company

2. Name of person(s) relying on exemption:

a.     Calvert Social Index Fund and Calvert VP S&P 500 Index Portfolio, acting through Calvert Investment Management, Inc.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2013 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the  Pioneer Natural Resources Company
Opposition Statement Regarding Reporting on Management of Environmental and Social Challenges and Opportunities of Hydraulic Fracturing

(p. 69 of Pioneer Natural Resources Proxy)

Proposal 4. Shareholder Proposal

This proposal has been filed by Calvert Investment Management, Inc. Calvert acknowledges that Pioneer Natural Resources Company has recently improved its disclosure regarding unconventional onshore natural gas and oil development that employs hydraulic fracturing, which includes general, qualitative information on air emissions, water usage, induced seismicity, hydraulic fracturing, and wellbore integrity provided on the company’s Web site. While Calvert welcomes this development, we believe further disclosure – particularly of quantifiable data – is necessary to provide the information necessary for the Company’s investors and other stakeholders to understand the policies, programs and performance indicators that guide the company’s management of sustainability challenges and opportunities.

Pioneer Natural Resources’ opposition statement and primary arguments against this proposal are that:

•        The production of a special report would be duplicative of the Company’s current communications

Our Rebuttal and Rationale for a YES vote follows:

In recent years, the operational, capital and regulatory risk exposure of Pioneer has grown significantly, but the Company’s disclosure has not kept up especially with regard to unconventional oil and gas development. Unlike many of its peers and larger companies with similar operating profiles, Pioneer owns its own frac fleet, drilling rigs, and well servicing equipment. As an “integrated” independent oil and natural gas exploration and production company, Pioneer has unique and material regulatory and operational risk exposure related to unconventional oil and gas exploration and development. Pioneer acknowledges the potential significant added costs and the delay of, or exclusion from, development activities related to compliance with new requirements involving hydraulic fracturing in the Company’s Form 10-K annual filing with the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2012. The Form 10-K indicates that: “In the event that new federal (“state and local” is also referenced in an otherwise identical sentence) restrictions relating to the hydraulic-fracturing process are adopted in areas where the Company currently operates or in the future plans to operate, the Company may incur additional costs to comply with such federal requirements that may be significant in nature, become subject to additional permitting requirements and experience added delays or curtailment in the pursuit of exploration, development or production activities.”

The proposal seeks annual disclosure of the information necessary to assess how Pioneer is managing these and other material risks related to unconventional onshore natural gas and oil development that employs hydraulic fracturing. Such information would also help make Pioneer’s disclosure more consistent with that of several of its peers as identified in the company’s document DEF14A filed with the Securities and Exchange Commission as well as with oil and gas exploration and production companies with similar operating profiles that are not included among its named peers. Peer companies that already make or have committed to make more significant and consistent disclosure include EOG Resources, Inc., Noble Energy, Inc., Apache Corporation, and Chesapeake Energy Corporation.

In order to substantiate the Company’s dedication to generating durable shareholder value as well as to protecting people, the environment and the communities where it operates Calvert suggests that Pioneer review the quantitative key performance indicators and twelve core management goals for operations employing hydraulic fracturing included in the Investor Environmental Health Network (IEHN) and the Interfaith Center on Corporate Responsibility (ICCR) report “Extracting the Facts: An Investor Guide to Disclosing Risks from Hydraulic Fracturing Operations” and determine which of these the Company can begin to disclose within the calendar and which can be disclosed further in the future. When updated on an annual basis, these disclosures – which should include quantifiable information of safety performance, water use and management, air emissions, and other material considerations – will provide investors with the data necessary to assess whether Pioneer has the requisite policies, programs and performance information to navigate the regulatory and sustainability challenges involved in unconventional onshore oil and gas development in a manner that builds shareholder value.

Shareholders are urged to vote FOR  Proposal #4 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM) OR ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND).  PLEASE DO NOT SEND YOUR PROXY TO CIM OR ANY CALVERT FUND.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM AND/OR CERTAIN CALVERT FUNDS.

For questions regarding Pioneer Natural Resources Proposal #4 on Hydraulic Fracturing Disclosure, please contact Paul Bugala, Calvert Investment Management, Inc., 301.961.4755, paul.bugala@calvert.com

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